

January 11, 2021

Joseph Francella
Chief Executive Officer
Limitless Venture Group Inc.
121 E. 36th Street
Tulsa, OK 74106

> **Re: Limitless Venture Group Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed December 30, 2020**
> **File No. 024-11128**

Dear Mr. Francella:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 1 to Form 1-A filed December 30, 2020

General

1. Please note that your financial statements should contain a complete set of annual financial statements for your two most recently completed fiscal year-ends. Refer to sections (b)(3) and (b)(4) of Part F/S of Form 1-A for guidance and revise your offering circular accordingly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jason L. Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas C. Cook